Volaris Reports February 2015 Traffic Results, Passenger Traffic Growth of 15.4%, while Maintaining Capacity Discipline

MEXICO CITY, March 6, 2015 /PRNewswire/ -- Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for February 2015.

During the month of February 2015, Volaris continued to demonstrate capacity discipline in the domestic market and strong growth in the international market, in an improving revenue and yield environment. Total capacity as measured in Available Seat Miles (ASMs) for the month of February increased by 10.6%, and total passengers reached 721 thousand, an increase of 15.4%. Volaris' total demand for the month of February measured in Revenue Passenger Miles (RPMs) increased 8.3% year over year, reaching 687 million.

The following table summarizes Volaris' traffic results for the month.

	Feb. 2015	Feb. 2014	Variance	Two Months Ended Feb. 2015	Two Months Ended Feb. 2014	Variance
RPMs (Millions)
Domestic	491	472	4.1%	1,111	1,094	1.6%
International	196	163	20.5%	471	387	21.8%
Total	687	635	8.3%	1,582	1,481	6.8%
ASMs (Millions)
Domestic	620	594	4.3%	1,392	1,366	2.0%
International	257	199	29.2%	601	465	29.1%
Total	877	793	10.6%	1,993	1,831	8.9%
Load Factor
Domestic	79.3%	79.5%	(0.2) pp	79.8%	80.1%	(0.3) pp
International	76.1%	81.6%	(5.5) pp	78.4%	83.1%	(4.7) pp
Total	78.4%	80.0%	(1.6) pp	79.4%	80.9%	(1.5) pp
Passengers (Thousands)
Domestic	590	513	14.9%	1,306	1,173	11.3%
International	131	112	17.7%	318	265	20.1%
Total	721	625	15.4%	1,624	1,438	12.9%

Investor Relations contact:
Andres Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company's future performance. Volaris' future performance depends on many factors and it cannot be inferred that any period's performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V. ("Volaris" or the "Company") (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 129 and its fleet from four to 50 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 36 cities in Mexico and 18 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com